SO 3/??/04

3/18

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 158

04004577

SECURITIE[S AND EXCHANGE COMMI]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Discount Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 No. Flagler Drive, Suite 703
(No. and Street)

West Palm Beach, Florida 33401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Corley, Jr. 561-515-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

130 Wimbledon Circle, Heathrow, Florida 32746
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Corley, Jr. ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Discount Brokerage, Inc. __________, as of December 31, ________, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

DAYLI ALEMAN
MY COMMISSION EXPIRES
May 6, 2006
#DD 115237
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Board of Directors and Stockholder
1st Discount Brokerage, Inc.

I have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly owned subsidiary of 1DB Financial, Inc. (formally known as 1st Internet Group, Inc.), as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc., a wholly owned subsidiary of 1st DB Financial, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stephen R. Rotroff, CPA, P.A.

February 12, 2004

130 Wimbledon Circle, Heathrow, FL 32746 407.942.0016 C 561.289.0256 407.942.0017 srotroffcpa@msn.com

1st Discount Brokerage, Inc.
(A Wholly-Owned Subsidiary of 1DB Financial, Inc.)
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 422,768
Cash deposits with clearing brokers	301,571
Due from clearing brokers	1,242,191
Commissions and rebates receivable	747,179
Prepaid expenses and other current assets	257,286
Securities purchased, not yet sold	3,589,885
Furniture and equipment, net (Note 4)	23,837
Investments in securities at cost	71,377
Other non-current assets	48,656
Due from related parties	216,046
	$ 6,920,796

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to brokers	$ 3,277,521
Commissions payable	1,042,535
Accounts payable	349,244
Accrued expenses	108,744
Total liabilities	4,778,044
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings	820,256
Total stockholder's equity	2,142,752
	$ 6,920,796

The accompanying notes are an integral part of these financial statements.

1st Discount Brokerage, Inc.
(A Wholly-Owned Subsidiary of 1DB Financial, Inc.)
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Commissions	15,335,081
Fees and other charges	1,051,268
Interest	882,150
Miscellaneous	16,905
Net realized and unrealized gains	(9,289)
	17,276,115
Expenses:	
Commissions	10,703,498
Salaries, wages, taxes and benefits	2,344,003
Clearing and execution costs	2,085,334
Other expenses	722,328
Management fees paid parent	420,000
Occupancy costs	308,447
Advertising and marketing	51,705
Interest	40,810
Depreciation and amortization	14,338
	16,690,463
Income before provision for income tax expense	585,652
Federal and state income tax expense (Note 5)	(220,200)
Net income	$ 365,452

The accompanying notes are an integral part of these financial statements.

1st Discount Brokerage, Inc.
(A Wholly-Owned Subsidiary of 1DB Financial, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2003	1,250	$ 1,322,496	$ 454,804	$ 1,777,300
Net income	-	-	365,452	365,452
Balance, December 31, 2003	1,250	$ 1,322,496	$ 820,256	$ 2,142,752

The accompanying notes are an integral part of these financial statements.

1st Discount Brokerage, Inc.
(A Wholly-Owned Subsidiary of 1DB Financial, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flow from operating activities:	
Net income	$ 365,452
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,388
Increase or decrease in assets and liabilities:	
Increase in cash deposit with clearing brokers	(51,571)
Decrease in due from clearing broker	454,262
Increase in commissions and rebates receivable	(693,902)
Increase in prepaid expenses and other assets	(128,274)
Increase in securities purchased, not yet sold	(2,856,520)
Decrease in non-current assets	10,166
Increase in due from related parties	(176,626)
Increase in brokers payable	3,277,521
Increase in commissions payable	365,387
Decrease in accounts payable and accrued expenses	(188,394)
Decrease in due to parent	(248,367)
Decrease in commissions payable - related party	(5,385)
Total cash provided by operating activities	138,137
Cash flow from investing activities:	
Changes and improvements to Website	(22,504)
Puchase of investment in securities, at cost	(15,577)
Total cash used in investing activities	(38,081)
Net increase in cash	100,056
Cash and cash equivalents, beginning of year	322,712
Cash and cash equivalents, end of year	$ 422,768
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 40,810
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company") was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company became a wholly-owned subsidiary of 1DB Financial, Inc. (formerly known as 1st Internet Group, Inc.)(the "Parent"), as of February 25, 1999.

The Company's main office is in West Palm Beach, Florida and the Company operates branch offices throughout the United States, including a large branch office in San Francisco, California. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and fees as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through U. S. Clearing, a division of Fleet Securities, Inc. and Computer Clearing Corporation (the "Clearing Brokers").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers – Cash deposits with clearing brokers consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $275,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

Due from clearing brokers and commissions receivable – Due from clearing brokers and commissions receivable represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Investment in securities at cost - Investment in securities at cost represents warrants purchased as an investment and monies invested in a limited liability corporation. The warrants and investment are carried at cost since it is not practicable to estimate fair value.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fees and other charges – Fees and other charges are recorded when the money is received.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2003 were approximately $25,822.

Income taxes – The Company's operations are reported as part of the consolidated income tax return of the Parent, 1DB Financial, Inc. and its subsidiaries. The income tax expense is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group, as if, each company were filing on an individual basis.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices, administrative and occupancy expenses with its Parent and two related party corporations. The Company entered into a management agreement with the Parent on January 3, 2000. Any expenses paid by the Parent or affiliates on behalf of the Company are considered part of the management fee the Company pays. The agreement calls for a minimum management fee of $420,000 per annum. The agreement may be canceled or modified with the approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2003, the Company paid management fees of $420,000. Additionally, the Parent has entered into a agreement to repurchase the stock of one of its shareholders. In order to make the first payment of $500,000, the Parent borrowed money from the Company resulting in an intercompany receivable on the Company's books from the Parent of approximately $430,400 at December 31, 2003.

Investment transaction - The Company owns a 2% interest in a limited liability corporation. The Company's investment of approximately $15,600 is stated at cost and reflected in Investment in Securities, at Cost. The membership agreement provides that the Company will be paid 25% of the profits or losses of the Company's profit center in the limited liability corporation. During the year ended December 31, 2003, the Company was paid $38,392 as its membership interest of the profits and recorded a receivable of approximately $1,443 at December 31, 2003.

4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2003:

Furniture and fixtures	$ 31,335
Computer equipment	31,269
Equipment	23,918
Internet website	37,500
Capitalized software	4,542
	128,564
Less accumulated depreciation and amortization	(104,727)
	$ 23,837

Depreciation and amortization expense for the twelve months ended December 31, 2003 was $14,388.

5. INCOME TAX EXPENSE

The income tax expense is estimated at approximately 38%, which represents a combined rate for federal and state obligations. The tax expense of the Company is treated as if the Company remitted its liability to the Parent, and the intercompany account has been adjusted and recorded accordingly.

6. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for its main office space (2,356 square feet) in May 2001. During May 2003, the Company amended the lease to include an additional 1,189 square feet of space. The lease contains per annum escalation clauses of $.50 per square foot. The lease amendment for the additional space expires on May 16, 2007, and the original lease expires on May 16, 2009, with an option to renew that would extend the term to 2014.

On August 15, 2002, the Company entered into a sublease agreement for its branch office in California. The term of the sublease, as amended, extends to September 30, 2007, and the rent during this period is $13,938 per month. The sublease contains no terms for renewal.

6. COMMITMENT AND CONTINGENCIES (continued)

Rent expense for the year ended December 31, 2003 was $308,447, which includes approximately $1,803 paid for storage space. The following are future minimum lease payments as of December 31, 2003:

Year	
2004	$ 236,645
2005	232,168
2006	233,940
2007	179,409
2008	46,678
Thereafter	17,670
Total rent	$ 946,510

The Company is a defendant in arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims.

The Company maintains cash balances at two large national banks. One account is maintained in money market funds that are not insured. Accounts not invested in money market funds at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

The Company maintains accounts at its two Clearing Brokers. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time, and certain funds may be invested in money market accounts that are not insured.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

Two independent investment advisors who trade through the Company account for approximately 16.4% of the Company's total revenue and approximately 24.4% of the Company's commission expense.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2003, the Company's minimum net capital requirement was $314,249. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2003, the net capital, as computed, was $1,123,404. Consequently, the Company had excess net capital of $809,155.

At December 31, 2003, the percentage of aggregate indebtedness to net capital was approximately 419.6% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2003 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 occurred from an audit adjustment to provide for an income tax expense as part of its consolidated tax filing with its parent.

1st Discount Brokerage, Inc.
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Total stockholder's equity qualified for net capital		$ 2,142,752
Deductions:		
Non-allowable assets:		
Petty cash	$ 500	
Intercompany receivables	216,046	
Securities not readily marketable	55,800	
Rebates receivable	83,776	
Commissions receivable greater than 30 days	106,002	
Employee and commission advances	19,800	
Furniture and equipment, net	39,415	
Prepaid expenses, deposits and other	286,141	
Total non-allowable assets		807,480
Net capital before haircuts and securities positions		1,335,272
Haircuts:		
Money markets at 2%	17,259	
Securities (bonds) at 10%	194,106	
Worthless securities	503	
		211,868
Net capital		1,123,404
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	$ 314,249	
Minimum dollar net capital requirement of reporting broker dealer	$ 100,000	
Net capital requirement (greater of above two minimum requirement amounts)		314,249
Net capital in excess of required minimum		$ 809,155
Excess net capital at 1000%		$ 652,031
Total indebtedness		$ 4,778,044
Less: non-allowable inventory short		(64,317)
Total aggregate indebtedness included in Statement of Financial Condition		$ 4,713,727
Percentage of aggregate indebtedness to net capital		419.59%
RECONCILIATION:		
Net capital, per page 10 of the December 31, 2003 unaudited Focus Report, as filed		$ 903,205
Net audit adjustments		220,200
Adjustment for rounding		(1)
Net capital, per December 31, 2003 audited report, as filed		$ 1,123,404

The accompanying notes are an integral part of these financial statements

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2003

1st Discount Brokerage, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
1st Discount Brokerage, Inc.

In planning and performing my audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company") a wholly-owned subsidiary of 1DB Financial, Inc. (formally known as 1st Internet Group, Inc.) for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

130 Wimbledon Circle, Heathrow, FL 32746 407.942.0016 C 561.289.0256 407.942.0017 srotroffcpa@msn.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Retoff, CPA, P.A.

February 12, 2004